Exhibit 99.2


Ninetowns Announces Second Quarter 2005 Results
Thursday August 11, 8:21 am ET

Company Lowers Full Year 2005 Guidance

BEIJING, Aug. 11 /Xinhua-PRNewswire/ -- Ninetowns Digital World Trade Holdings Limited (Nasdaq: NINE - News; the "Company"), a leading PRC enterprise software provider in automating import/export processing in China for enterprises and trade-related PRC government agencies, today reported its financial results for the second quarter of 2005. The Company is also providing lowered guidance for the full year ending December 31, 2005.

Second Quarter 2005 Results

Total net revenue for the second quarter of 2005 was US$7.8 million, representing a 38.4% increase as compared to total net revenue of US$5.6 million for the second quarter of 2004. Net revenue from sales of enterprise software for the second quarter of 2005 was US$6.3 million, representing 80.5% of total net revenue, as compared to 96.9% and 83.1% for the second quarter of 2004 and the first quarter of 2005, respectively. Net revenue from software development services for the second quarter of 2005 was US$1.5 million, representing 19.5% of total net revenue, as compared to 3.1% and 16.9% for the second quarter of 2004 and the first quarter of 2005, respectively.

Net income for the second quarter of 2005 was US$5.1 million, representing a 47.1% increase as compared to net income of US$3.5 million for the second quarter of 2004. Net income for the first quarter of 2005 was US$5.9 million. Diluted earnings per share/ADS for the second quarter of 2005 were US$0.14, compared to diluted earnings per share/ADS of US$0.13 and US$0.16 for the second quarter of 2004 and the first quarter of 2005, respectively.

The Company generated US$5.7 million in cash from operations in the second quarter of 2005, resulting in a debt free balance sheet, and a cash and short-term investment balance of US$109.3 million at the end of the second quarter of 2005. The Company's unearned revenue balance at the end of the second quarter was US$11.6 million, which is expected to be recognized as revenue over the next twelve months.

Lowered Full Year 2005 Outlook

For the full year ending December 31, 2005, the Company now estimates that its total net revenues will be in the range of US$26.5 million to US$30.5 million, operating margin will be in the range of 52% to 58% and diluted earnings per share/ADS will be in the range of US$0.44 to US$0.50, based on a diluted share count of 36 million shares/ADSs. Previously, the Company had estimated that its full year 2005 total net revenues would be in the range of US$31.4 million to US$36.2 million, operating margin would be in the range of 65% to 70% and diluted earnings per share/ADS would be in the range of US$0.60 to US$0.70.

For the third quarter ending September 30, 2005, the Company expects that its total net revenues will be in the range of US$7.1 million to US$7.4 million, net income will be in the range of US$3.8 million to US$4.3 million and diluted earnings per share will be in the range of US$0.11 to US$0.12, based on a diluted share count of 35.6 million shares/ADSs.

Mr. Shuang Wang, Chief Executive Officer, said, "We are pleased with our progress in the second quarter, as our results came in at the high end of prior guidance. Our installed iDeclare user base increased to approximately 113,000 at the end of the second quarter of 2005 from 103,000 at the end of the first quarter of 2005, and we sold approximately 10,300 iDeclare software licenses, approximately 9,000 iDeclare maintenance contracts and approximately 1,100 iProcess software licenses. While we expect the overall market will continue to grow, we are lowering our forward guidance to reflect the expected impact of a recent change in policy at the PRC Inspections Administration."

On July 29, 2005, the Company received an invitation as part of an open bid process from the State Administration for Quality Supervision and Inspection and Quarantine of the People's Republic of China (the "PRC Inspections Administration") to submit a proposal for the development of software products that have basic functionalities similar to those of the Company's existing software products - iDeclare and iProcess. As a result, the Company believes that software products with functionalities similar to those of iDeclare and iProcess, developed at the request of the PRC Inspections Administration by the Company or another software developer, will likely enter the marketplace in the near future and be competitive with iDeclare and iProcess. Further, the Company believes the PRC Inspections Administration may distribute the software products developed in response to the bid process free-of-charge to end users.

The lower estimate of the Company's earnings for full year 2005 is primarily the result of the expected impact on the Company's earnings related to the development of such competitive software products at the request of the PRC Inspections Administration. As previously disclosed, the Company currently generates substantially all of its total net revenues from either PRC government agencies or in connection with PRC government agency filings, and a change in the Company's working relationship with certain PRC government agencies (in particular the PRC Inspections Administration), whether as a result of a change in laws, policies, standards, rules, regulations or otherwise, may result in the loss of all or a substantial portion of the Company's total net revenues. The Company expects that the introduction of one or more competing software products and the availability of such software products free-of-charge to users will require the Company to shift its operating model significantly towards generating software service revenues as opposed to generating software sales revenues from sales of the Company's iDeclare and iProcess software products.

Conclusion

Mr. Wang commented, "The PRC Inspections Administration's request for a proposal is the result of a policy change at the PRC Inspections Administration. We believe the reasons behind such policy change are to accelerate its e-government initiatives and to further promote electronic processing. We are focusing on our business and revising our operating strategy in light of these developments. We will do what we think is necessary to grow our business, which is, for the near future, (i) to educate enterprises regarding our advantages and to provide value-added services to enterprises in order to broaden our user base, (ii) to improve existing services in order to improve maintenance fee collection, and
(iii) to develop new services. We believe we have a number of advantages over other companies, including our experience in the software business, our existing network of service, marketing and support centers across China, our knowledge and expertise related to the software industry, close to 90% of the current market-share representing more than 100,000 existing customers, and a strong brand name. As a result, we are confident about these fundamental strengths of our business and intend to use our best efforts to leverage these strengths in order to continue cooperating with the PRC Inspections Administration to accelerate its e-government initiatives and to further promote electronic processing."

Currency conversion

The conversion of Renminbi into U.S. dollars in this press release, made solely for the convenience of the reader, is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2005, which was RMB8.2765 to US$1.00. The percentages stated in this press release are calculated based on Renminbi. Such translations should not be construed as representations that Renminbi amounts could be converted into U.S. dollars at that rate or any other rate.

Investor Conference Call / Webcast Details

A conference call has been scheduled for 8:30 p.m. in Beijing on August 11, 2005. This will be 8:30 a.m. on August 11, 2005 in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.

The call may be accessed by dialing +1-201-689-8560. A live webcast of the conference call will be available on our website at http://www.ninetowns.com/english. A replay of the call will be available immediately following the call through 11:59 a.m. on August 18, 2005 in Beijing (11:59 p.m. in New York on August 17, 2005) by telephone at +1-201-612-7415 and through http://www.ninetowns.com/english. The account number to access the call replay is 3055 and the conference ID number is 162606.

About Ninetowns Digital World Trade Holdings Limited

Ninetowns is a PRC software company that enables enterprises and trade-related PRC government agencies to streamline the import/export process in China. Through its scalable enterprise software products, Ninetowns' clients have the ability to automate import/export processing over the Internet, which is a more cost-effective and efficient alternative to the traditional paper-based method.

Forward-Looking Statements

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as Ninetowns grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and Ninetowns assumes no duty to update them to reflect new, changing or unanticipated events or circumstances. In particular, whether or not any submission by the Company to the PRC Inspections Administration in response to the open bid invitation is accepted, the Company still expects to confront risks such as (i) the eventual entrance of additional competing software products into the Company's marketplace, (ii) the need for the Company to re-evaluate and change its operating model, and (iii) potential further encouragement by the PRC Inspections Administration of the development of software products that may be competitive with the Company's existing software products, all or any of which may negatively and significantly affect the Company's ability to generate total net revenues in the future.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED JUNE 30, 2004, MARCH 31, 2005 AND JUNE 30, 2005 (In thousands, except share and per share data)

                                                                        For the three months ended
                                                   -------------------------------------------------------------------
                                                   June 30,    June 30,    Mar 31,     Mar 31,    June 30,    June 30,
                                                       2004        2004       2005        2005        2005        2005
                                                        RMB         US$        RMB         US$         RMB         US$
                                                  (unaudited) (unaudited) (unaudited) (unaudited) (unaudited) (unaudited)
Total net revenues                                   46,468       5,614     64,074       7,742      64,310       7,770
Cost of revenues                                       (623)        (75)    (4,772)       (577)     (6,086)       (735)
                                                     ------      ------     ------      ------      ------      ------
Gross profit                                         45,845       5,539     59,302       7,165      58,224       7,035
Selling expenses                                     (4,540)       (548)    (3,707)       (448)     (5,261)       (636)
General and administrative expenses                  (8,176)       (988)    (8,207)       (992)    (11,771)     (1,422)
Research and development expenses                      (715)        (86)    (2,487)       (300)     (2,212)       (267)
Allowance for doubtful debts                           (500)        (60)         -           -           -           -
Other income                                             57           6          -           -         122          14
                                                     ------      ------     ------      ------      ------      ------
Income from operations                               31,971       3,863     44,901       5,425      39,102       4,724
Interest income                                         298          36      4,299         519       3,265         394
                                                     ------      ------     ------      ------      ------      ------
Income before income taxes                           32,269       3,899     49,200       5,944      42,367       5,118
Income taxes                                           (314)        (38)      (166)        (20)       (161)        (19)
                                                     ------      ------     ------      ------      ------      ------
Income before minority interests                     31,955       3,861     49,034       5,924      42,206       5,099
Minority interests                                   (3,263)       (394)         -           -           -           -
                                                     ------      ------     ------      ------      ------       -----
Net income                                           28,692       3,467     49,034       5,924      42,206       5,099
                                                     ------      ------     ------      ------      ------      ------

Net income per share:
  Basic                                             RMB1.11    US$0.13     RMB1.43     US$0.17     RMB1.22     US$0.15
  Diluted                                           RMB1.07    US$0.13     RMB1.36     US$0.16     RMB1.18     US$0.14
                                                     ------      ------     ------      ------      ------      ------

Shares used in computation:
  Basic                                          25,744,000  25,744,000 34,391,834  34,391,834  34,635,790  34,635,790
  Diluted                                        26,930,583  26,930,583 35,989,511  35,989,511  35,888,627  35,888,627
                                                    -------      ------    -------     -------     -------     -------

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED
CONDENSED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2004 AND JUNE 30, 2005
(In thousands, except share and per share data)

                                                                    December 31,                         June 30,
                                                            -------------------------------------------------------------
                                                               2004              2004             2005              2005
                                                               ----              ----             ----              ----
                                                                RMB               US$              RMB               US$
                                                            (audited)         (audited)        (unaudited)       (unaudited)
ASSETS

Current assets:
  Cash and bank balance                                         847,906          102,446           904,332          109,265
  Inventories                                                     8,123              981             4,371              528
  Trade receivable                                               69,130            8,353            68,437            8,269
  Other current assets                                           37,686            4,553            42,671            5,156
                                                                -------          -------           -------          -------
Total current assets                                            962,845          116,333         1,019,811          123,218
                                                                -------          -------           -------          -------
Goodwill                                                        193,570           23,388           193,570           23,388

Other non-current assets                                         65,767            7,946           103,642           12,522
                                                                -------          -------           -------          -------
TOTAL ASSETS                                                  1,222,182          147,667         1,317,023          159,128
                                                                -------          -------           -------          -------


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Short-term unearned revenue                                    97,230           11,748            96,182           11,621
  Other current liabilities                                      33,900            4,096            31,035            3,750
                                                                -------          -------           -------          -------
Total current liabilities                                       131,130           15,844           127,217           15,371
                                                                -------          -------           -------          -------
Minority interests                                                  600               72               600               72

Total shareholders' equity                                    1,090,452          131,751         1,189,206          143,685
                                                                -------          -------           -------          -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY  1,222,182           147,667        1,317,023           159,128
                                                                -------          -------           -------          -------

For more information, please contact:

     Lisa Zheng, Investor Relations,
     Ninetowns Digital World Trade Holdings Limited
     Tel:    +86-10-6588-2256
     Email:  ir@ninetowns.com

     David Pasquale, EVP,
     The Ruth Group
     Tel:   +1-646-536-7006
     Email: dpasquale@theruthgroup.com

Source: Ninetowns Digital World Trade Holdings Limited